82-34631

JCDecaux

03037839

SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH. D.C. 158 SECTION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Neuilly-sur-Seine, 27th November 2003

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached a notice published in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux's revenues for the first nine months 2003.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 12/3

Enc.

92e année. — N° 137 ISSN 0242-6781 - CPPAP 0103 B 05079 Vendredi 14 Novembre 2003

BALO
BULLETIN DES

ANNONCES LÉGALES OBLIGATOIRES

ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

L'État n'est en aucune façon garant des insertions

DIRECTION DES JOURNAUX OFFICIELS
26, rue Desaix, 75727 PARIS CEDEX 15

JOURNAUX OFFICIELS

TÉLÉPHONES :
STANDARD 01-40-58-75-00
ANNONCES 01-40-58-76-66
RENSEIGNEMENTS DOCUMENTAIRES .. 01-40-58-79-79
ABONNEMENTS 01-40-58-79-20
(8 H 30 à 12 H 30)

Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

CERTIFICATS D'INVESTISSEMENT

BONS D'OPTIONS SUR TITRES ET SUR INDICES

Le numéro : 0,70 €
Abonnement. - Un an *(décret n° 2002-1191 du 20 septembre 2002)* :
France et outre-mer : 208,20 € (88,00 € + 120,20 € de frais de port)
Etranger : paiement d'un supplément modulé selon la zone de destination, tarif sur demande
Tout paiement à la commande facilitera son exécution

servation à formuler sur leur sincérité et leur concordance avec les comptes consolidés intermédiaires.

Fait à Lyon, le 7 octobre 2003.
Les commissaires aux comptes :

Pour Cabinet Pin et associés :
J.F. PIN,
Associé ;

Pour Soleco :
J.P. SCARAMUS,
Associé.

54166

[redacted]

Société anonyme au capital de 1 026 666,41 €.
~~Siège social : Z.I. Keriven, 29678 Morlaix Cedex.~~
~~398 018 229 R.C.S. Morlaix.~~

Chiffre d'affaires trimestriels (hors taxes).
(En millions d'euros.)

	2003	2002	Variation
Premier trimestre	4,2	12,7	− 66,93 %
Deuxième trimestre	3,4	15,8	− 78,48 %
Troisième trimestre	5,2	13,22	− 60,66 %

55288

[redacted]

Société anonyme à conseil de surveillance et directoire au capital de 8 187 717 €.
~~Siège social : 31, rue Montgolfier, 69006 Lyon.~~
~~351 634 381 R.C.S. Lyon.~~

Chiffre d'affaires net consolidé au 30 septembre 2003 (hors taxes).

Le chiffre d'affaires consolidé du groupe Jet Multimédia pour le troisième trimestre de l'exercice 2003 s'établit à 29,8 millions d'euros contre 27,0 millions d'euros en 2002.

L'activité d'Oxone Technologies, consolidée à compter du 1er septembre 2003, a contribué au chiffre d'affaires du troisième trimestre 2003 à hauteur de 2,3 millions d'euros.

(En millions d'euros)	2003	2002	Variation
Premier trimestre	27,6	27,0	+ 2 %
Deuxième trimestre	28,2	26,6	+ 6 %
Troisième trimestre	29,8	27,0	+ 11 %
Total	85,6	80,6	+ 6 %

N.B. Le chiffre d'affaires de Jet Multimédia SA, constitué essentiellement de refacturations de frais aux sociétés du groupe, est non significatif.

54647

JC DECAUX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly s/Seine.
307 570 747 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En millions d'euros.)

Groupe consolidé :	2003				2002				Variances			
	1er trimestre (au 31/03/03)	2e trimestre (au 30/06/03)	3e trimestre (au 30/09/03)	9 mois (cumul au 30/09/03)	1er trimestre (au 31/03/02)	2e trimestre (au 30/06/02)	3e trimestre (au 30/09/02)	9 mois (cumul au 30/09/02)	1er trimestre 2003/02	2ème trimestre 2003/02	3ème trimestre 2003/02	*9 mois* 2003/02
Mobilier Urbain	191,5	216,6	182,5	590,7	198,8	218,4	182,7	599,9	− 3,7 %	− 0,8 %	− 0,1 %	− 1,5 %
Affichage	96,7	118,2	97,3	312,2	93,2	125,0	104,6	322,8	3,8 %	− 5,5 %	− 7,0 %	− 3,3 %
Transport	64,7	70,5	68,0	203,1	66,6	77,9	70,0	214,5	− 2,8 %	− 9,5 %	− 2,9 %	− 5,3 %
Total groupe	352,9	405,3	347,8	1 106,0	358,6	421,3	357,3	1 137,2	− 1,6 %	− 3,8 %	− 2,7 %	− 2,7 %

Le chiffre d'affaires cumulé à fin septembre 2003 est en baisse de 2,7 %.

A périmètre et à taux de change constants, la croissance du chiffre d'affaires est de + 0,8 %, se décomposant en + 0,4 % sur l'activité Mobilier Urbain, − 0,2 % sur l'activité Affichage et + 3,4 % sur l'activité Transports.

JC Decaux SA *Comptes sociaux*	2003				2002				Variances			
	1er trimestre (au 31/03/03)	2e trimestre (au 30/06/03)	3e trimestre (au 30/09/03)	9 mois (cumul au 30/09/03)	1er trimestre (au 31/03/02)	2e trimestre (au 30/06/02)	3e trimestre (au 30/09/02)	9 mois (cumul au 30/09/02)	1er trimestre 2003/02	2ème trimestre 2003/02	3ème trimestre 2003/02	9 mois 2003/02
Total	136,9	140,7	123,3	400,9	143,7	151,1	130,4	425,2	− 4,7 %	− 6,9 %	− 5,4 %	− 5,7 %

54684